J.P. Morgan Securities Inc.
277 Park Avenue, New York
New York 10172
U.S.A.

December 3, 2007

VIA EDGAR

Securities and Exchange Commission
Corporate Division of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Roger Schwall, Esq., Assistant Director Donna Levy, Esq., Attorney-Adviser

Re:	WSP Holdings Limited Registration Statement on Form F-1 (Registration File No. 333-147351)

Dear Mr. Schwall and Ms. Levy:

As Representative of the several underwriters of the proposed initial public offering by WSP Holdings Limited (the ‘‘Company’’) of American depositary shares representing common shares in the Company, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:30 p.m., New York time, on December 5, 2007, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that 7,293 copies of the preliminary prospectus dated November 20, 2007 have been requested for distribution and are expected to be distributed to prospective underwriters, institutional investors, individuals, dealers and others.

We advise that we and the participating underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, including the 48-hour delivery requirement contained in such Rule.

Very truly yours,
J.P. Morgan Securities Inc. As Representative of the several Underwriters

By:	/s/ Michael Tiedemann Authorized signatory